UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ x ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[    ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________	Commission File Number __________

B2Gold Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(604) 681-8371
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ] No [ x ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [    ] No [    ]

RESOURCE AND RESERVE ESTIMATES

     The documents incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

     Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “Commission”), and resource information contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Commission. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Commission standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

PRINCIPAL DOCUMENTS

     In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.76 and Exhibits 99.106 through 99.115, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.77 to Exhibit 99.105, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

     The required disclosure is included under the heading “Description of Capital Structure—Common Shares” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, attached hereto as Exhibit 99.5 and Note 12 to the Company’s Consolidated Financial Statements for the years ended December 31, 2012 and 2011, attached hereto as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

     The following table lists, as of December 31, 2012, information with respect to the Company’s known contractual obligations in U.S. dollars.

		Payments due by period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Purchase Obligations	$12,600,783	$10,474,343	$2,126,440	–	–

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS - Severance	$4,457,087	–	$668,563	$668,563	$3,119,961

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS - ARO (undiscounted)	$31,430,957	–	$3,001,312	–	$28,429,645

Total	$48,488,826	$10,474,343	$5,796,315	$668,563	$31,549,606

UNDERTAKING

     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     The Company has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

     Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

B2GOLD CORP.

By:	/s/ Roger Richer
Name:	Roger Richer
Title:	Executive Vice President, General Counsel and
Secretary

Date: May 17, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	Audited Consolidated Financial Statements and notes thereto for the years ended December 31, 2012 and 2011 presented in accordance with IFRS, together with the report of the auditors thereon
99.2	Management’s Discussion and Analysis for the year ended December 31, 2012
99.3	Certifications of Annual Filings by CEO dated March 28, 2013
99.4	Certifications of Annual Filings by CFO dated March 28, 2013
99.5	Annual Information Form for the year ended December 31, 2012
99.6	Audited Consolidated Financial Statements of CGA Mining Limited for the fiscal year ended June 30, 2012 presented in accordance with IFRS, together with the report of the auditors thereon
99.7	Audited Consolidated Financial Statements and notes thereto for the years ended December 31, 2011 and 2010 presented in accordance with IFRS, together with the report of the auditors thereon
99.8	Management’s Discussion and Analysis for the year ended December 31, 2011
99.9	Certification of Annual Filings by CEO dated April 4, 2012
99.10	Certification of Annual Filings by CFO dated April 4, 2012
99.11	Certification of Annual Filings by CEO dated March 30, 2012
99.12	Certification of Annual Filings by CFO dated March 30, 2012
99.13	Annual Information Form for the year ended December 31, 2011
99.14	Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2012 and 2011
99.15	Management’s Discussion and Analysis for the quarters ended September 30, 2012 and 2011
99.16	Certification of Interim Filings by CEO dated November 13, 2012
99.17	Certification of Interim Filings by CFO dated November 13, 2012
99.18	Interim Consolidated Financial Statements of CGA Mining Limited for the three months ended September 30, 2012
99.19	Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2012 and 2011
99.20	Management’s Discussion and Analysis for the quarters ended June 30, 2012 and 2011
99.21	Certification of Interim Filings by CEO dated August 13, 2012
99.22	Certification of Interim Filings by CFO dated August 13, 2012
99.23	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 and 2011
99.24	Management’s Discussion and Analysis for the quarters ended March 31, 2012
99.25	Certification of Interim Filings by CEO dated May 11, 2012
99.26	Certification of Interim Filings by CFO dated May 11, 2012
99.27	Notice of Meeting dated November 19, 2012 in connection with the Special Meeting of Shareholders held on December 20, 2012
99.28	Management Information Circular dated November 19, 2012 in connection with the Special Meeting of Shareholders held on December 20, 2012
99.29	Form of Proxy for use in connection with the December 20, 2012 Special Meeting of Shareholders
99.30	Report of Voting Results dated December 27, 2012 in connection with the Special Meeting of Shareholders held on December 20, 2012
99.31	Notice of Meeting dated May 11, 2012 in connection with the June 8, 2012 Annual General Meeting of Shareholders
99.32	Management Information Circular dated May 7, 2012 in connection with the June 8, 2012 Annual General Meeting of Shareholders
99.33	Form of Proxy for use in connection with the June 8, 2012 Annual General Meeting of Shareholders
99.34	Report of Voting Results dated June 12, 2012 in connection with the June 8, 2012 Annual General Meeting of Shareholders
99.35	News Release dated January 20, 2012
99.36	News Release dated January 23, 2012
99.37	News Release dated March 29, 2012

Exhibit	Description
99.38	News Release dated April 5, 2012
99.39	News Release dated April 9, 2012
99.40	News Release dated April 16, 2012
99.41	News Release dated May 3, 2012
99.42	News Release dated May 14, 2012
99.43	News Release dated June 28, 2012
99.44	News Release dated July 10, 2012
99.45	News Release dated August 14, 2012
99.46	News Release dated September 19, 2012
99.47	Material Change Report dated September 20, 2012
99.48	News Release dated October 16, 2012
99.49	News Release dated November 14, 2012
99.50	News Release dated December 5, 2012
99.51	News Release dated December 11, 2012
99.52	News Release dated December 20, 2012
99.53	News Release dated January 10, 2013
99.54	News Release dated January 18, 2013
99.55	News Release dated January 29, 2013
99.56	News Release dated January 31, 2013
99.57	Material Change Report dated February 5, 2013
99.58	News Release dated March 28, 2013
99.59	News Release dated April 10, 2013
99.60	News Release dated April 16, 2013
99.61	News Release dated April 23, 2013
99.62	Business Acquisition Report dated April 12, 2013
99.63	Business Acquisition Report dated February 23, 2012
99.64	Merger Implementation Agreement dated as of September 18, 2012 between B2Gold Corp. and CGA Mining Limited
99.65	Report to Shareholders (filed on SEDAR on May 11, 2012)
99.66	Technical Report on Gramalote Project dated June 8, 2012
99.67	Certificate of Qualified Person of Donald Hulse dated June 8, 2012
99.68	Technical Report on Otjikoto Gold Project dated February 25, 2013
99.69	Certificate of Qualified Person of Werner Petrick dated February 13, 2013
99.70	Certificate of Qualified Person of William Alan Naismith dated February 13, 2013
99.71	Certificate of Qualified Person of Hermanus Kriel dated February 15, 2013
99.72	Certificate of Qualified Person of Graham Smith dated February 21, 2013
99.73	Certificate of Qualified Person of Glenn Bezuidenhout dated February 22, 2013
99.74	Certificate of Qualified Person of William Lytle dated February 25, 2013
99.75	Certificate of Qualified Person of Tom Garagan dated February 26, 2013
99.76	Certificate of Qualified Person of Guy Wiid dated February 26, 2013
99.77	Consent of PricewaterhouseCoopers LLP
99.78	Consent of William Pearson
99.79	Consent of Graham Speirs
99.80	Consent of Brian Scott
99.81	Consent of Peter Montano
99.82	Consent of Tom Garagan
99.83	Consent of Mark Wanless
99.84	Consent of Shaun Crisp
99.85	Consent of Andrew McDonald
99.86	Consent of Hermanus Kriel
99.87	Consent of Matthys Wessels
99.88	Consent of Guillaume de Swardt
99.89	Consent of William Lytle
99.90	Consent of Glenn Bezuidenhout

Exhibit	Description
99.91	Consent of Graham Smith
99.92	Consent of Werner Petrick
99.93	Consent of Guy Wiid
99.94	Consent of William Alan Naismith
99.95	Consent of Susan Meister
99.96	Consent of John Gorham
99.97	Consent of Scott Jackson
99.98	Consent of Vaughan Chamberlain
99.99	Consent of Donald Hulse
99.100	Consent of Mark Turner
99.101	Consent of Andrew Vigar and Mining Associates
99.102	Consent of SRK Consulting (South Africa) (Pty) Ltd.
99.103	Consent of Gustavson Associates, LLC
99.104	Consent of Canaccord Genuity Corp.
99.105	Consent of Ernst & Young LLP
99.106	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2013 and 2012
99.107	Management’s Discussion and Analysis for the quarter ended March 31, 2013
99.108	Certification of Interim Filings by CEO dated May 14, 2013
99.109	Certification of Interim Filings by CFO dated May 14, 2013
99.110	News Release dated May 15, 2013
99.111	Notice of Meeting dated May 16, 2013 in connection with the 2013 Annual General Meeting of Shareholders
99.112	Management Information Circular dated May 16, 2013 in connection with the 2013 Annual General Meeting of Shareholders
99.113	Form of Proxy for use in connection with the 2013 Annual General Meeting of Shareholders
99.114	Report to Shareholders (filed on SEDAR on May 16, 2013)
99.115	Voting Instruction Form for use in connection with the June 14, 2013 Annual General Meeting of Shareholders